APPENDIX C: INVESTMENT DOCUMENTS

SHARKSTOPPER INC.

MEMORANDUM OF TERMS
FLASH CF PREFERRED STOCK

This Memorandum of Terms represents only the current thinking of the parties with respect to certain of the major issues relating to the proposed private offering and does not constitute a legally binding agreement. This Memorandum of Terms does not constitute an offer to sell or a solicitation of an offer to buy securities in any state where the offer or sale is not permitted.

THE OFFERING

Issuer:	Sharkstopper Inc., a Delaware corporation (the "**Company**").
Securities:	Flash CF Preferred Stock (the "**Flash CF Preferred**").
Exemption:	The Flash CF Preferred are being offered and sold (the "**Offering**") to investors that are acceptable to the Company ("**Investors**") pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations promulgated thereunder.
Platform:	The Offering is being conducted through the FlashFunders™ online platform located at www.flashfunders.com (the "**Platform**") operated by FlashFunders, Inc. (collectively, with its subsidiaries and affiliates, "**FlashFunders**").
Valuation of the Company:	$3,000,000 pre-money valuation.
Price per Share:	$0.500 (the "**Purchase Price**").
Offering Commencement Date:	June 27, 2016
Target Offering Amount:	$70,000 (140,000 shares of Flash CF Preferred).
Offering Deadline:	The later of (a) 5:00 p.m. (Los Angeles time) on October 2, 2016 and (b) the end of any Reconfirmation Period (defined below).
Cancellation Deadline:	5:00 p.m. (Los Angeles time) on September 30, 2016.
Funding Deadline:	5:00 p.m. (Los Angeles time) on October 7, 2016.
Maximum Offering Amount:	$100,000 (200,000 shares of Flash CF Preferred).

OFFERING SUBSCRIPTIONS AND CLOSING

Subscriptions:
The Company has the right to accept or reject any subscription, in whole or in part, for any reason. Each Investor may cancel such Investor's subscription at any time and for any reason up until the Cancellation Deadline. Unless there is a Material Change or an Early Closing (each defined below), after the Cancellation Deadline each Investor's subscription shall be irrevocable by such Investor and shall survive the death or disability of such Investor.

Oversubscriptions:
The Company may accept subscriptions from Investors for shares of Flash CF Preferred having an aggregate purchase price in excess of the Target Offering Amount up to the Maximum Offering Amount. All such subscriptions shall be accepted by the Company through the Platform in the Company's sole discretion.

Purchase Price:
Each Investor shall deliver to the Company such Investor's Purchase Price by wire transfer or other electronic funds transfer in accordance with the Company's instructions as provided on the Platform prior to the later of (a) the Offering Deadline and (b) 5:00 p.m. (Los Angeles time) on the second business day following the date of such Investor's subscription. Funds for the Purchase Price will be held in an escrow account established by the Company through the Platform (the "**Escrow Account**").

Material Change:
If there is a material change to the terms of the Offering or to the information provided by the Company in connection therewith (a "**Material Change**"), FlashFunders will send to each Investor notice (a) of such Material Change and (b) that such Investor's subscription will be cancelled unless such Investor reconfirms such subscription within five business days of such Investor's receipt of such notice (the "**Reconfirmation Period**"). If any Investor fails to reconfirm such Investor's subscription within the Reconfirmation Period, (y) such subscription will be cancelled automatically and (z) FlashFunders will (i) send to such Investor, within five business days after the Reconfirmation Period, a notification that such subscription was cancelled, the reason for such cancellation and the refund amount that such Investor is expected to receive, and (ii) direct the refund of such Investor's subscription.

Cancelled Subscriptions:	If any Investor's subscription is cancelled, such subscription shall be refunded to such Investor.
Closing:	The closing of the sale and purchase of Flash CF Preferred in the Offering (the "**Closing**") shall take place through the Platform within five business days after the Offering Deadline (the "**Closing Date**"). The Closing is conditioned, among other things, upon the satisfaction of all of the following conditions: (a) prior to the Offering Deadline, the Company has received aggregate subscriptions from all Investors for shares of Flash CF Preferred having an aggregate purchase price of at least the Target Offering Amount; and (b) prior to the Funding Deadline, the Company has received into the Escrow Account in cleared funds, and is accepting, aggregate subscriptions from all Investors for shares of Flash CF Preferred having an aggregate purchase price of at least the Target Offering Amount.
Early Closing:	The Company may effect the Closing (an "**Early Closing**") prior to the Offering Deadline (such earlier Closing Date, the "**Early Closing Date**") if, among other things, all of the following conditions are satisfied: (a) the Early Closing Date is at least 21 days after the Offering Commencement Date; (b) FlashFunders provides notice (the "**Early Closing Notice**") to each Investor of (i) the Early Closing Date, (ii) the right of the Investors to cancel their subscriptions at any time and for any reason up until 48 hours prior to the Early Closing Date, and (iii) whether the Company will continue to accept subscriptions under the Offering during such 48-hour period; and (c) at the time of the Early Closing, the Company has received into the Escrow Account in cleared funds, and is accepting, subscriptions from all Investors for shares of Flash CF Preferred having an aggregate purchase price of at least the Target Offering Amount.
No Closing:	If (a) at the Offering Deadline, the Company fails to receive subscriptions from all Investors for shares of Flash CF Preferred having an aggregate purchase price of at least the Target Offering Amount; (b) at the Funding Deadline, the Company fails to receive in cleared funds, or is not accepting, subscriptions from all Investors for shares of Flash CF Preferred having an aggregate purchase price of at least the Target Offering Amount; or (c) the Company terminates the Offering or is otherwise unable to effect the Closing, (y) each Investor's subscription will be cancelled automatically and (z) FlashFunders will, within five

business days thereafter, direct the refund of such subscription to such Investor.

TERMS OF THE FLASH CF PREFERRED

Liquidation Preference:

In the event of a liquidation, dissolution or winding up of the Company, each holder of Flash CF Preferred and each holder of the Company's FlashSeed Preferred Stock (together with the Flash CF Preferred, collectively, "**Preferred Stock**") will have the right to receive, prior to any distribution to the Company's common stock (the "**Common Stock**"), an amount per share equal to the greater of (a) the Purchase Price, and (b) the amount such holder would receive if all shares of the Preferred Stock were converted into Common Stock immediately prior to the liquidation event. The remaining assets will be distributed pro rata to the holders of Common Stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company resulting in a change of control will be treated as a liquidation of the Company (a "**Deemed Liquidation**").

No Right to Convert:

The Flash CF Preferred shall have no optional conversion rights.

Automatic Conversion:

Each share of Flash CF Preferred will automatically convert into Common Stock upon (a) the closing of a firmly underwritten public offering of Common Stock or (b) the election or consent of the holders of a majority of the then outstanding shares of the Preferred Stock (voting together as a single class on an as-converted basis). The conversion rate will initially be 1:1, subject to customary adjustments.

No Voting Rights:

Except as otherwise expressly provided in the Company's Amended and Restated Certificate of Incorporation (the "**Restated Certificate**") or as required under the General Corporation Law of the State of Delaware, the Flash CF Preferred shall have no voting rights.

Protective Provisions:

The Flash CF Preferred will have only separate rights as a series of stock to approve certain corporate transactions and changes to the rights of the Flash CF Preferred to the extent specifically required under the General Corporation Law of the State of Delaware or expressly provided in the Restated Certificate. For avoidance of doubt, no separate series approval of the holders of the Flash CF Preferred will be

required for a future financing transaction by the Company, including the authorization and issuance of class of stock that is senior to the Flash CF Preferred.

Uncertificated Securities: The Flash CF Preferred will be issued as uncertificated securities and will constitute book-entry securities. Accordingly, no stock certificates representing the Flash CF Preferred will be issued and such stock certificates will not be available for physical delivery. Flash CF Preferred records will be centralized and recorded electronically in a system managed by the Company's transfer agent.

INVESTORS' RIGHTS AGREEMENT

Drag-Along: Each Investor will agree to vote such Investor's shares of Flash CF Preferred and Common Stock issued upon conversion of the Flash CF Preferred ("**Conversion Shares**") in favor of any of the following transactions which is approved by the Company's Board of Directors and the holders of a majority of the outstanding voting shares of the Company (voting on as-converted basis):

(a)   a Deemed Liquidation which either (i) results in gross proceeds to the holders of Preferred Stock equal to at least 3 times the Purchase Price or (ii) is approved by holders of a majority of Preferred Stock (voting together as a single class on an as-converted basis), so long as in either case the liability of such Investor in such transaction is several (and not joint), is limited to the proceeds received by the such Investor, and does not exceed such Investor's pro rata portion of any claim and the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Restated Certificate; or

(b)   any bona fide equity financing transaction in which the effective price per share is at least 3 times the Purchase Price.

Right of First Refusal: In connection with any Investor's proposed transfer of any of Investor's Flash CF Preferred or Conversion Shares (subject to limited exceptions), such Investor must notify the Company and the Company will have a right of first refusal to purchase any or all of the shares on the same terms and conditions as the proposed transfer.   The

	Company's right of first refusal will be assignable at the discretion of the Company's Board of Directors.
Market Stand-Off:	Each Investor will agree not to effect any transactions with respect to any of the Company's securities held by such Investor within 180 days following the Company's initial public offering, provided that all officers, directors and 5% stockholders of the Company are similarly bound.
Restricted Securities:	The Flash CF Preferred and any Conversion Shares will be "restricted securities" for purposes of federal and state securities laws, and (in addition the restrictions set forth above and in the definitive documents) may only be transferred pursuant to an effective registration or valid exemption from registration. Furthermore, no Investor may transfer all or any portion of the Flash CF Preferred or any Conversion Shares for one year after the date that such Investor purchased such shares of Flash CF Preferred unless such shares are transferred: (a) without consideration to certain of such Investor's family members, to a trust controlled by such Investor or to a trust created for the benefit of such Investor or certain of such Investor's family members; (b) to persons or entities that are confirmed by FlashFunders as "accredited investors" (as defined in Rule 501 promulgated under the Securities Act); (c) to the Company; or (d) as part of an offering registered with the Securities and Exchange Commission.

DISPUTE RESOLUTION

Governing Law*:*	Investment documents will be governed by Delaware law.
Arbitration; Waiver of Class Actions Claims*:*	Subject to limited exceptions, all claims as a stockholder or relating to the investment in the Company will be subject to resolution by mandatory, binding arbitration. Claims may be brought only individually, and not as a class action or similar claim.

SHARKSTOPPER INC.

FLASH CF PREFERRED STOCK SUBSCRIPTION AGREEMENT

THIS FLASH CF PREFERRED STOCK SUBSCRIPTION AGREEMENT (this "**Agreement**") is made as of the date set forth on the signature page below, by and between Sharkstopper Inc., a Delaware corporation (the "**Company**"), and the investor set forth on the signature page below ("**Investor**").

RECITALS

A. The Company has authorized the offer and sale of up to an aggregate of $100,000 of shares (the "**Maximum Offering Amount**") of its Flash CF Preferred Stock (the "**Flash CF Preferred**"), to be sold to certain purchasers acceptable to the Company (the "**Offering**"), which Offering is being conducted through the FlashFunders™ online platform located at www.flashfunders.com (the "**Platform**") operated by FlashFunders, Inc. (collectively, with its subsidiaries and affiliates, "**FlashFunders**");

B. The shares of Flash CF Preferred being offered and sold in the Offering are being offered and sold pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and the rules and regulations promulgated thereunder ("**Regulation Crowdfunding**");

C. Concurrently with the Offering, the Company has authorized the offer and sale of up to an aggregate of $1,000,000 of shares of its FlashSeed Preferred Stock (the "**FlashSeed Preferred**"), to be sold to certain purchasers acceptable to the Company (collectively, the "**FlashSeed Investors**") pursuant to Rule 506(c) and Regulation S promulgated under the Securities Act (collectively, the "**FlashSeed Offerings**"), which FlashSeed Offerings are being conducted, in whole or in part, through the Platform;

D. Prior to the Offering Commencement Date (as defined below), the Company filed (or caused to be filed) with the Securities Exchange Commission (the "**Commission**") a Form C: Offering Statement for the Offering (together, with any amendments thereto or progress updates filed in connection therewith, collectively, the "**Offering Statement**");

E. The Flash CF Preferred has the rights, preferences, privileges and restrictions set forth in the Amended and Restated Certificate of Incorporation of the Company, in substantially the form attached to this Agreement as <u>Exhibit A</u> (the "**Charter**");

F. Investor desires to purchase shares of Flash CF Preferred on the terms set forth in this Agreement; and

G. This Agreement is entered into as part of a series of similar agreements (collectively with this Agreement, the "**Subscription Agreements**") pursuant to which the Company will sell and issue shares of the Flash CF Preferred to the persons listed on the signature pages of such Subscription Agreements (collectively with Investor, the "**Flash CF Investors**").

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   **Defined Terms**. As used in this Agreement, the following terms shall have the meanings set forth below:

(a)   "**Business Day**" means any day except Saturday, Sunday or any other day on which commercial banks located in Los Angeles, California are authorized or required by applicable law to be closed for business.

(b)   "**Cancellation Deadline**" means 5:00 p.m. (Los Angeles time) on September 28, 2016.

(c)   "**Common Stock**" means the Common Stock of the Company.

(d)   "**Funding Deadline**" means 5:00 p.m. (Los Angeles time) on October 5, 2016.

(e)   "**Incentive Pool Shares**" means a total of 1,000,000 shares of Common Stock authorized for issuance to employees, consultants and directors pursuant to one or more equity incentive plans that are either currently adopted or to be adopted as soon as practicable following the Closing (defined below).

(f)   "**Offering Commencement Date**" means June 27, 2016.

(g)   "**Offering Deadline**" means the later of (i) 5:00 p.m. (Los Angeles time) on September 30, 2016 and (ii) the end of any Reconfirmation Period (defined below).

(h)   "**Purchase Price**" means $0.5000 per Share.

(i)   "**Rights Agreement**" means the Investors' Rights Agreement to be entered into by the Company, the Flash CF Investors and the other parties signatory thereto at the Closing.

(j)   "**Shares**" means the number of shares of Flash CF Preferred subscribed for by Investor pursuant to this Agreement as indicated on the signature page hereto.

(k)   "**Target Offering Amount**" means $70,000.

2.   **Subscription; Cancellations; Acceptance**.

(a)   **Subscription**.

(i)   **Subscription**. Subject to the terms and conditions hereof, Investor hereby subscribes for and agrees to purchase from the Company the Shares at the Purchase Price.

Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf in accordance with Section 2(c). No investor may subscribe for shares of Flash CF Preferred in the Offering after the Offering Deadline.

(ii)   **Purchase Price**. Prior to the later of (A) the Offering Deadline and (B) 5:00 p.m. (Los Angeles time) on the fifth Business Day following the date of Investor's signature to this Agreement set forth on the signature page below, Investor shall deliver to the Company the Purchase Price by wire transfer or other electronic funds transfer in accordance with the Company's instructions as provided on the Platform. Funds for the Purchase Price will be held in an escrow account established by the Company through the Platform (the "**Escrow Account**") and released to the Company at the discretion of the Company in accordance with Section 3 and subject to the terms and conditions of the escrow agreement related to the Escrow Account (the "**Escrow Agreement**"), this Agreement and the Platform Terms of Use.

(iii)   **Oversubscriptions**. The Company may accept subscriptions from the Flash CF Investors for shares of Flash CF Preferred having an aggregate purchase price in excess of the Target Offering Amount so long as the aggregate purchase price of all subscriptions accepted by the Company in the Offering do not exceed the Maximum Offering Amount. All such subscriptions shall be accepted by the Company through the Platform in the Company's sole discretion.

(b)   **Cancellation**.

(i)   **Cancellation Deadline**. Investor may cancel this subscription at any time and for any reason up until the Cancellation Deadline. Except as set forth in Sections 2(b)(ii) and 3(c), Investor agrees that after the Cancellation Deadline this subscription shall be irrevocable by Investor and shall survive the death or disability of Investor.

(ii)   **Material Change**. If there is a material change to the terms of the Offering or to the information provided by the Company in connection therewith, the Company shall direct FlashFunders to send to Investor notice (A) of such material change and (B) that Investor's subscription will be cancelled unless Investor reconfirms such subscription within five Business Days of Investor's receipt of such notice (the "**Reconfirmation Period**"). If Investor fails to reconfirm Investor's subscription within the Reconfirmation Period, (Y) such subscription will be cancelled automatically and (Z) the Company shall direct FlashFunders to (I) send to Investor, within five Business Days after the Reconfirmation Period, a notification that such subscription was cancelled, the reason for such cancellation and the refund amount that Investor is expected to receive, and (II) refund of such subscription to Investor.

(iii)   **Cancelled Subscriptions**. If Investor's subscription is cancelled, such subscription shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

(c)   **Acceptance**. Investor acknowledges that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and delivered to Investor. Upon rejection of the subscription under this

Agreement for any reason, such subscription shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and this Agreement shall be deemed to be null and void and of no further force or effect.

3. **Closing**.

(a) **Closing**. Subject to this Section 3(b) and Section 3(c), the closing of the sale and purchase of Flash CF Preferred pursuant to the Subscription Agreements (the "**Closing**") shall take place through the Platform within five Business Days after the Offering Deadline (the "**Closing Date**").

(b) **Closing Conditions**. Subject to Section 3(c), the Closing is conditioned upon satisfaction of all of the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions from Flash CF Investors for shares of Flash CF Preferred having an aggregate purchase price of at least the Target Offering Amount;

(ii) prior to the Funding Deadline, the Company shall have received into the Escrow Account in cleared funds, and is accepting, aggregate subscriptions from Flash CF Investors for shares of Flash CF Preferred having an aggregate purchase price of at least the Target Offering Amount;

(iii) prior to the Closing, the Company shall have filed the Charter with the Secretary of State of Delaware; and

(iv) Investor has delivered to the Company an executed copy of (A) the Rights Agreement and (B) the Mutual Agreement to Arbitrate and Waiver of Class Action Class attached to this Agreement as Attachment 1 (the "**Arbitration Agreement**").

(c) **Early Closing**. The Company may effect the Closing (an "**Early Closing**") prior to the Offering Deadline (such earlier Closing Date, the "**Early Closing Date**") if all of the following conditions are satisfied:

(i) the Early Closing Date is at least 21 days after the Offering Commencement Date;

(ii) FlashFunders provides notice (the "**Early Closing Notice**") to the Investor of (A) the Early Closing Date, (B) the right of investors in the Offering to cancel their subscriptions at any time and for any reason up until 48 hours prior to the Early Closing Date, and (C) whether the Company will continue to accept subscriptions under the Offering during such 48-hour period;

(iii) FlashFunders provides the Early Closing Notice to the other Flash CF Investors and any potential Flash CF Investor;

(iv) the Early Closing Date is scheduled for and occurs at least five Business Days after the Early Closing Notice is provided by FlashFunders;

(v) at the time of the Early Closing, the Company has received into the Escrow Account in cleared funds, and is accepting, subscriptions from Flash CF Investors for shares of Flash CF Preferred having an aggregate purchase price of at least the Target Offering Amount;

(vi) prior to the Early Closing, the Company shall have filed the Charter with the Secretary of State of Delaware; and

(vii) Investor has delivered to the Company an executed copy of (A) the Rights Agreement and (B) the Arbitration Agreement.

As used herein, the term "**Closing**" shall apply to an Early Closing, if applicable, and the term "**Closing Date**" shall apply to an Early Closing Date, if applicable.

(d) **Uncertificated Shares**. The Shares will be issued as uncertificated securities and will constitute book-entry securities. Accordingly, no stock certificates representing the Shares will be issued and such stock certificates will not be available for physical delivery. Share records will be centralized and recorded electronically in a system managed by the Company's transfer agent.

(e) **No Closing**. If (i) at the Offering Deadline, the Company fails to receive subscriptions from Flash CF Investors for shares of Flash CF Preferred having an aggregate purchase price of at least the Target Offering Amount; (ii) at the Funding Deadline, the Company fails to receive in cleared funds, or is not accepting, subscriptions from Flash CF Investors for shares of Flash CF Preferred having an aggregate purchase price of at least the Target Offering Amount; or (iii) the Company terminates the Offering or is otherwise unable to effect the Closing pursuant to this Agreement, (1) Investor's subscription will be cancelled automatically and (2) FlashFunders will, within five Business Days thereafter, (A) send to Investor a notification of such cancellation, the reason for such cancellation and the refund amount that Investor is expected to receive, and (B) direct the refund of such subscription to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and without accrued interest with respect to any money received.

4. **Representations and Warranties of Investor**. Investor hereby represents and warrants to the Company and to FlashFunders, as of the date hereof and as of the Closing Date, as follows:

(a) **Authorization; Binding Obligations**. Investor has all necessary power and authority to execute and deliver this Agreement and to carry out its provisions. All action on Investor's part required for the lawful execution and delivery of this Agreement has been taken. Upon its execution and delivery, this Agreement will be a valid and binding obligation of Investor, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investor Information</u>. All information provided by Investor through the Platform (including, without limitation, Investor's (and Investor's spouse if applicable) annual income, net worth and prior Regulation Crowdfunding investment activity) is complete, accurate and true in all respects. In the event that the annual income or net worth of Investor's spouse was included in the annual income or net worth provided by Investor, Investor hereby represents and warrants that Investor's and Investor's spouse's aggregate Regulation Crowdfunding investment activity does not exceed the investment limits set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(c) <u>Investment Intent</u>. Investor is obtaining the Shares and any shares of Common Stock to be issued to Investor upon conversion of the Shares (the "**Conversion Shares**") for Investor's own account, and Investor has no present intention of distributing or selling the Shares or the Conversion Shares except as permitted under the Securities Act and applicable state securities laws.

(d) <u>Investment Risk</u>. Investor understands and acknowledges that (i) the Company has a limited financial and operating history and that an investment in the Company is highly speculative and involves substantial risks, (ii) the entire amount of Investor's investment may be lost, (iii) Investor is in a financial condition to bear the loss of Investor's investment, (iv) there are restrictions on Investor's ability to cancel Investor's subscription hereunder and obtain a return of Investor's investment, (v) it may be difficult for Investor to resell the Shares and Conversion Shares and (vi) investing in the Shares involves risk, and Investor should not invest any funds in the Offering unless Investor can afford to lose the entire amount of Investor's investment.

(e) <u>Access to Information</u>.   Investor acknowledges that Investor has reviewed and understands the contents of the Offering Statement and the educational materials posted on the Platform. Investor has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company. Investor has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Investor believes that it has received all the information Investor considers necessary or appropriate for deciding whether to purchase the Shares and the Conversion Shares. Investor understands that such discussions, as well as any information issued by the Company, were intended to describe certain aspects of the Company's business and prospects, but were not necessarily a thorough or exhaustive description. Investor acknowledges that any business plans, investor presentations or projections prepared by the Company have been, and continue to be, subject to change and that any projections included in such materials or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results.

(f) <u>Restricted Securities</u>. Investor is aware that neither the Shares nor any Conversion Shares have been registered under the Securities Act, and that the Shares and the Conversion Shares are deemed to constitute "restricted securities" under Rule 144 promulgated under the Securities Act ("**Rule 144**").   Investor also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Investor's representations contained in this Agreement.

(g) Limited Resale. Investor understands that the Shares and, if issued, the Conversion Shares, must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Investor has been advised or is aware of the provisions of Rule 144, as in effect from time to time, which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the resale occurring following the required holding period under Rule 144.

(h) Transfer Restrictions. Investor acknowledges and agrees that the Shares are subject to the restrictions on transfer set forth in the Rights Agreement.

(i) Opportunity to Review. Investor has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands all provisions of this Agreement, the Charter and the Rights Agreement.

(j) Own Advisors. Investor acknowledges that Investor is not relying on any statements or representations of the Company, FlashFunders, or their respective agents, for legal, financial, or tax advice with respect to this investment or the transactions contemplated by this Agreement. Investor has reviewed with Investor's own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, Investor is relying solely on such advisors and not on any statements or representations of the Company, FlashFunders or any of their respective agents, whether written or oral. Investor understands that it (and not the Company) shall be responsible for Investor's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

(k) Foreign Investors. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor represents that Investor has satisfied Investor as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained in connection with such purchase, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. The Company's offer and sale and Investor's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of Investor's jurisdiction.

(l) Investor Address. Investor resides in the state or province identified in the address of Investor set forth on the signature page hereto.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to and agrees with Investor and FlashFunders that, except as set forth on the Schedule of Exceptions attached hereto as Exhibit B (if any), each of the following statements is true and correct on the date hereof and, if this subscription is accepted by the Company in whole or in part, will be true and correct on the Closing Date:

(a)   Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under and subject to the laws of the State of Delaware. The Company has all requisite corporate power and authority to own and operate its properties and assets, to execute and deliver this Agreement, to issue and sell the Shares and the Conversion Shares and to carry out the provisions of this Agreement and the Charter.

(b)   Capitalization.

(i)   Immediately prior to the Closing, the authorized capital stock of the Company will be as set forth in the Charter. The capitalization table attached to this Agreement as Exhibit C (the "**Cap Table**") sets forth, as of the date indicated thereon, the number of outstanding shares of capital stock of each class or series of shares of the Company outstanding on such date.

(ii)   In addition to the outstanding shares of capital stock set forth on the Cap Table, as of the Closing the Company has reserved:

(A)   the Shares for issuance pursuant to this Agreement and the Conversion Shares for issuance upon conversion of the Shares;

(B)   the shares of FlashSeed Preferred for issuance under the FlashSeed Offerings and the shares of Common Stock to be issued to the FlashSeed Investors upon conversion of such shares of FlashSeed Preferred;

(C)   the Incentive Pool Shares; and

(D)   the shares, if any, set forth on the Cap Table as reserved for issuance upon exercise of the outstanding warrants, convertible notes or other equity securities of the Company set forth on the Cap Table.

(iii)   The Common Stock and the Flash CF Preferred shall have the rights, preferences, privileges and restrictions set forth in the Charter. The outstanding shares of the Company have been duly authorized and validly issued in compliance in all material respects with applicable laws, and are fully paid and nonassessable.

(iv)   The Shares, when issued and delivered and paid for in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable. The Conversion Shares have been duly and validly reserved and, when issued in compliance with the provisions of this Agreement, the Charter and applicable law, will be validly issued, fully paid and nonassessable. The Shares and the Conversion Shares will be free of any liens or encumbrances, other than (A) any liens or encumbrances created by or imposed upon Investor, (B) restrictions on transfer under applicable state and/or federal securities laws and (C) as set forth herein or in the Rights Agreement. Except as set forth in the Rights Agreement, the Shares and the Conversion Shares are not subject to any preemptive rights or rights of first refusal.

(c)   Authorization; Binding Obligations. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of this

Agreement and the Charter, the performance of all obligations of the Company hereunder and thereunder on the Closing Date and the authorization, sale, issuance and delivery of the Shares pursuant hereto and pursuant to the Charter has been taken or will be taken prior to the Closing Date. This Agreement, when executed and delivered, will be valid and binding obligation of the Company enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (ii) general principles of equity that restrict the availability of equitable remedies. The sale of the Shares hereunder and the subsequent conversion of the Shares into the Conversion Shares are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with as of the date of such sale or conversion.

(d) **Compliance with Laws**. The Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

(e) **Offering Valid**. Assuming the accuracy of Investor's representations and warranties contained herein, the offer, sale and issuance of the Shares and the Conversion Shares will be exempt from the registration requirements of the Securities Act, and will have been registered or qualified (or will be exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. Neither the Company nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Shares to any person or persons so as to bring the sale of the Shares by the Company within the registration provisions of the Securities Act or any state securities laws.

(f) **Material Contracts**. All of the Company's agreements and contracts in effect as of the date of this Agreement involving aggregate payments to or from the Company in excess of $25,000 and all other contracts deemed material by the Company are, to the Company's knowledge, valid, binding and in full force and effect in all material respects, subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and the rules of law governing specific performance, injunctive relief and other equitable remedies.

(g) **Intellectual Property**. To the knowledge of the Company (without having conducted any special investigation or patent search), the Company owns or possesses or can obtain on commercially reasonable terms sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses (software or otherwise), information, processes and similar proprietary rights ("**Intellectual Property**") necessary to the business of the Company as presently conducted, the lack of which could reasonably be expected to have a material adverse effect on the Company. Except for agreements with its own employees or consultants, standard end-user license agreements, support/maintenance agreements and agreements entered in the ordinary course of the Company's business, there are no outstanding options, licenses or agreements relating to the Intellectual Property of the Company, and the Company is not bound by or a party to any options, licenses or agreements with respect to the Intellectual Property of any other person or entity. The Company has not

received any written communication alleging that the Company has violated any of the Intellectual Property of any other person or entity.

(h)   Title to Properties and Assets; Liens.   The Company has good and marketable title to its properties and assets, and has good title to all its leasehold interests, in each case subject to no material mortgage, pledge, lien, lease, encumbrance or charge, other than (i) liens for current taxes not yet due and payable, (ii) liens imposed by law and incurred in the ordinary course of business for obligations not past due, (iii) liens in respect of pledges or deposits under workers' compensation laws or similar legislation, and (iv) liens, encumbrances and defects in title which do not in any case materially detract from the value of the property subject thereto or have a material adverse effect on the Company, and which have not arisen otherwise than in the ordinary course of business.

(i)   Compliance with Other Instruments. The Company is not in violation of any material term of its Charter or Bylaws, each as amended to date, or, to the Company's knowledge, in any material respect of any term or provision of any material indebtedness, contract or agreement to which it is party which would have a material adverse effect on the Company. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations pursuant to this Agreement, and the issuance of the Shares and the Conversion Shares, will not result in any material violation of, or materially conflict with, or constitute a material default under, the Charter or Bylaws, each as amended to date.

(j)   Tax Returns and Payments.   The Company has timely filed all material tax returns required to be filed by it with appropriate federal, state and local governmental agencies. These returns and reports are true and correct in all material respects. All taxes shown to be due and payable on such returns, any assessments imposed, and, to the Company's knowledge, all other taxes due and payable by the Company on or before the Closing have been paid or will be paid prior to the time they become delinquent.

(k)   Litigation.   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (i) against the Company or (ii) against any officer, director, key employee or consultant of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

(l)   No Disqualification Event.   None of the Company, any of its predecessors, any affiliated issuer, any director, officer general partner or managing member of the Company, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, any promoter connected with the Company in any capacity at the time of sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of shares Flash CF Preferred in the Offering (a "**Solicitor**"), nor any general partner, director, officer or managing member of any Solicitor (each, an "**Issuer Covered Person**") is subject to any of the "Bad Actor" disqualifications described in Rule 503(a)(1) to (8) of Regulation Crowdfunding (a "**Disqualification Event**"), except for a Disqualification Event covered by Rule 503(b) or (c) of Regulation Crowdfunding.   The Company has exercised reasonable care to determine whether

any Issuer Covered Person is subject to a Disqualification Event, including, without limitation, making, in the light of the circumstances, factual inquiry into whether any Disqualification Event exists. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 201(u) of Regulation Crowdfunding, and has furnished to each Investor and FlashFunders a copy of any disclosures provided thereunder.

(m) **Offering Limitations**.

(i) **Exclusivity**. The Company is conducting the Offering exclusively on the Platform. The Company is not conducting any concurrent offering of the Company's securities in reliance on Section 4(a)(6) of the Securities Act.

(ii) **Offering Limitations**. The aggregate amount of the Company's (together with all of its Affiliates') securities sold by the Company (or any of its Affiliates) in reliance on Section 4(a)(6) of the Securities Act during the 12-month period preceding the offer or sale of any shares of Flash CF Preferred in the Offering (including any shares of Flash CF Preferred authorized to be offered and sold in the Offering) does not exceed $1,000,000. For the purposes hereof, (A) "**Affiliate**" means any entity controlled by or under common control with the Company and any predecessor of the Company, and (B) "**control**" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities, by contract or otherwise.

(iii) **Flash CF Investor Limitations**. To the Company's knowledge, (A) no Flash CF Investor has exceeded the aggregate amount of securities that such Flash CF Investor may purchase in reliance on Section 4(a)(6) of the Securities Act and (B) no Flash CF Investor would exceed such limits as a result of purchasing shares of Flash CF Preferred in the Offering.

(n) **No Reporting Company**. The Company is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

(o) **No Investment Company**. The Company is not (i) an "investment company" as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), or (ii) excluded from the definition of an "investment company" pursuant to Sections 3(b) or 3(c) of the Investment Company Act.

(p) **Reporting Compliance**. In the event that, prior to the Offering, the Company has sold any of its securities in reliance on Section 4(a)(6) of the Securities Act, the Company has timely filed with the Commission and provided to the Flash CF Investors, to the extent required, all annual reports required to be filed and delivered by the Company pursuant to Regulation Crowdfunding.

(q) **No Advertising**. Neither the Company, nor anyone acting on the Company's behalf, has, directly or indirectly, advertised any terms of the Offering except as permitted by Rule 204 of Regulation Crowdfunding.

(r) **Offering Statement**. The Company completed and timely filed the Offering Statement in compliance with the Securities Act and Regulation Crowdfunding. The

Offering Statement is hereby incorporated herein by reference. The Company shall timely file and provide to Investor and FlashFunders all amendments to the Offering Statement and progress updates required to be filed pursuant to the Securities Act and/or Regulation Crowdfunding (including, without limitation, the amendments and progress updates described in Rules 203(a)(2) and 203(a)(3) of Regulation Crowdfunding).

        (s)   **Business Plan**. The Company has a specific business plan. Such business plan does not indicate that the Company plans to engage in a merger or acquisition with an unidentified company or companies. A copy of such business plan is included in the Offering Statement.

        (t)   **Disclosure**. None of the information filed with the Commission by or on behalf of the Company (including the Offering Statement), or any of the information provided to FlashFunders or the Flash CF Investors (through the Platform or otherwise) by or on behalf of the Company, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make such statements not misleading in light of the circumstances under which they were made.

        (u)   **Additional Filings**. The Company shall timely file with the Commission all post-Closing forms and annual reports which the Company is required to file by the Securities Act and/or Regulation Crowdfunding (including, without limitation, the forms and annual reports described in Rules 202(a) and 203(b) of Regulation Crowdfunding). The Company shall make available all such post-Closing forms and annual reports in accordance with the Securities Act and Regulation Crowdfunding.

        6.   **Indemnification**. Investor hereby agrees to indemnify and hold harmless the Company, FlashFunders, and any of their respective officers, directors, controlling persons, equity holders, agents and employees (collectively, the "**Indemnified Parties**"), who is or may be a party or is or may be threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by Investor to the Company or FlashFunders (or any agent or representative of any of them), or omitted by Investor, against any losses, damages, liabilities, penalties or expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by any Indemnified Party in connection with such action, suit or proceeding.

        7.   **Miscellaneous**.

        (a)   **Further Assurances**. The parties agree to execute such further instruments and to take all such further action as may reasonably be necessary to carry out the intent of this Agreement.

        (b)   **Notices**. Any notice required or permitted hereunder shall be given in writing and shall be via electronic mail (or mailed by registered or certified mail, postage prepaid) addressed:

(i) if to Investor, at Investor's electronic mail address (or mailing address) as provided by Investor through the Platform and set forth in this Agreement, as may be updated in accordance with the provisions hereof;

(ii) if to any other holder of any shares of Flash CF Preferred or any shares of Common Stock issued upon conversion thereof, at such electronic mail address (or mailing address) as shown in the Company's records, or, until any such holder so furnishes an electronic mail address and mailing address to the Company, then to and at the address of the last holder of such shares for which the Company has contact information in its records; or

(iii) if to the Company, to bwynne@sharkstopper.com (or, if by mail, the Company's principal executive offices), Attn: Chief Executive Officer, or at such other address as the Company shall have furnished to the Flash CF Investors.

With respect to any notice given by the Company under any provision of the Delaware General Corporation Law or the Charter or Bylaws, Investor agrees that such notice may be given by electronic mail.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given at the earlier of its receipt or 24 hours after the same has been sent by electronic mail (or, if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid).

(c) **Governing Law; Dispute Resolutions**. This Agreement shall be governed in all respects by the internal laws of the State of Delaware, without regard to the conflict of laws principals of such state. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

(d) **Successors and Assigns**. This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, shall be binding upon Investor and Investor's heirs, executors, administrators, successors and assigns.

(e) **Entire Agreement**. This Agreement, including Attachment 1 and Exhibits, together with applicable provisions of the Platform Terms of Use, Privacy Policy, Rights Agreement and Escrow Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and supersede and merge all prior agreements or understandings, whether written or oral.

(f) **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary, shall be severed from this Agreement, and the balance of this Agreement shall be interpreted as if such provisions were so excluded and shall be enforceable in accordance with its terms.

(g) **Amendment and Waiver**. This Agreement may be amended or modified, and the obligations of the Company and the rights of Investor under this Agreement may be waived or terminated, only upon the written consent of the Company, Investor and FlashFunders.

(h) **Expenses**. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

(i) **Delays or Omissions**. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, the other Subscription Agreements, the Rights Agreement or the Charter, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party's part of any breach, default or noncompliance under this Agreement, the other Subscription Agreements, the Rights Agreement or the Charter or any waiver on such party's part of any provisions or conditions of this Agreement, the Subscription Agreements, the Rights Agreement or the Charter must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, the other Subscription Agreements, the Charter, law, or otherwise afforded to any party, shall be cumulative and not alternative.

(j) **Attorneys' Fees**. In the event that any suit or action is instituted under or in relation to this Agreement, including, without limitation, to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

(k) **Third-Party Beneficiary**. The parties hereto acknowledge and agree that FlashFunders is a direct beneficiary with respect to certain provisions of this Agreement and may rely on and enforce each of such provisions as if it were a party hereto. Except as set forth in the preceding sentence, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person or entities, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

(l) **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(m) **Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via *DocuSign* or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(n) **Titles and Subtitles**. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(o) **Pronouns**. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties hereto has executed this Flash CF Preferred Stock Subscription Agreement as of the day and year set forth below.

INVESTOR:

By:_____

Name:_____

Date:_____

Address:_____

_____

_____

_____

Telephone:_____

Email:_____

Shares Subscribed: _____

Amount Subscribed: $_____

IN WITNESS WHEREOF, each of the parties hereto has executed this Flash CF Preferred Stock Subscription Agreement as of the day and year set forth below.

ACCEPTED:

SHARKSTOPPER INC.

By: _____

Name: Brian Wynne

Title: Chief Executive Officer

Acceptance Date: _____

Address: 1 Meadowbrook Drive

Huntington Station, NY 11746

Telephone: 631-830-7934

Email: bwynne@sharkstopper.com

MUTUAL AGREEMENT TO ARBITRATE AND WAIVER OF CLASS ACTION CLAIMS

THIS MUTUAL AGREEMENT TO ARBITRATE AND WAIVER OF CLASS ACTION CLAIMS (this "**Arbitration Agreement**") is made as of the date set forth on the Company's signature page below, by and between Sharkstopper Inc., a Delaware corporation (the "**Company**"), and the "Investor" set forth on the Investor Acceptance page below ("**Investor**"). The words "you" and "your" in this Arbitration Agreement refer to the undersigned Investor and anyone acting on the Investor's behalf including, without limitation, the Investor's family, heirs, agents and assigns.

RECITALS

A.   You and the Company have entered into a Flash CF Preferred Stock Subscription Agreement dated on or after the date of this Agreement (the "**Purchase Agreement**"), and it is a condition to the closing of the sale of the shares of the Company's capital stock under the Purchase Agreement that you and the Company execute and deliver this Arbitration Agreement.

B.   You and the Company are executing this Arbitration Agreement to obtain the benefit of a speedy, impartial and cost-effective dispute resolution procedure.

AGREEMENT

NOW, THEREFORE, for the right to resolve your claims by arbitration rather than through the courts, you agree with the Company as follows:

1.   **Agreement to Arbitrate**. Except as otherwise expressly provided in this Arbitration Agreement, you and the Company agree to settle by final and binding arbitration any claims and controversies arising out of or relating to your investment in the Company ("**Arbitrable Claims**"), which the Company may have against you or you may have against the Company or any third party, (each and every such party is referred to herein as a "**Covered Party**"), including, but not limited to, the following: (a) any claim involving conduct alleged to be in violation of any local, state or federal constitution, regulation, ordinance, statute or common law; (b) any claim for breach of any contract, covenant or duty owed, express or implied (including, without limitation, the Purchase Agreement); and (c) any claim for fraud, misrepresentation, or any other tort.   This Agreement is enforceable under and subject to the Federal Arbitration Act, 9 U.S.C. Sec 1 *et. seq.* (the "**FAA**").   For avoidance of doubt, and not as a limitation, FlashFunders, Inc. and its affiliates and other related or associated persons are intended to be Covered Parties.

2.   **Waiver of Class Action Claims**. **THE PARTIES AGREE THAT THEY MAY BRING CLAIMS AGAINST THE OTHER ONLY IN THEIR RESPECTIVE INDIVIDUAL CAPACITIES, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS, REPRESENTATIVE, OR COLLECTIVE ACTION.**

3.   **Arbitration Procedures**. Arbitration shall be filed with JAMS, Inc. ("**JAMS**"), and heard by one arbitrator (the "**Arbitrator**") in the County in which the Company's principal

executive offices are located (unless otherwise agreed by the parties to the arbitration). The arbitration shall be conducted in accordance with the JAMS Comprehensive Arbitration Rules & Procedures (the "**Rules**") in effect at the time the claim is made. The Rules can be found and obtained at http://www.jamsadr.com/rules-comprehensive-arbitration/ or alternatively can be obtained by requesting a copy from the Company. By signing this Agreement, you acknowledge that you have had an opportunity to review the Rules before signing this Agreement. The Arbitrator shall have the authority to order discovery by way of deposition, interrogatory, document production, or otherwise, as the Arbitrator considers necessary to a full and fair exploration of the issues in dispute, consistent with the expedited nature of arbitration. The Arbitrator shall apply, as applicable, federal or Delaware substantive law and law of remedies. The Arbitrator's remedial authority shall be no greater than that available under each statutory or common law theory asserted and is authorized to award any remedy or relief available under applicable law that the Arbitrator deems just and equitable, including any remedy or relief that would have been available to the parties had the matter been heard in a court. The Arbitrator shall have the authority to provide for the award of attorneys' fees and costs if such award is separately authorized by applicable law. The Arbitrator shall issue a written opinion that includes the factual and legal basis for any decision and award, unless the parties agree otherwise. A judgment upon any award rendered by the Arbitrator may be entered in any court having jurisdiction. You, the Company, any other Covered Party that is a party to the arbitration, legal counsel and the Arbitrator shall treat all arbitration proceedings, including any decision, award and opinion in support thereof, as confidential, and the Arbitrator shall issue such orders as are reasonably necessary to maintain such confidentiality. You will be obligated to pay the then-current Superior Court of Washington filing fee towards the costs of the arbitration and shall not be required to pay any cost or expense of the arbitration that you would not be required to pay if the matter had been heard in a court. The Company shall bear all other costs unique to arbitration in compliance with applicable law.

4.   Claims Not Covered By This Arbitration Agreement. This Arbitration Agreement does not apply to or cover the following claims related to your investment in the Company: (a) claims brought in a court of competent jurisdiction to compel arbitration under this Arbitration Agreement, to enforce or vacate an arbitration award, or to obtain preliminary, injunctive and/or other equitable relief in support of claims to be prosecuted in an arbitration by any party; (b) any claim by the Company or other Covered Person seeking to enforce or protect, or concerning the validity of, any of their respective intellectual property rights; and (c) any other claim not properly arbitrable under the law or otherwise prohibited by law from being arbitrated.

5.   Survival of Provisions. This Arbitration Agreement shall continue in effect after your investment in the Company is consummated and shall apply to any arbitrable claim whether it arises or is asserted before, during or after any period in which you hold the Company's securities. You and the Company agree that this Arbitration Agreement can be modified or revoked only by a writing signed by you, the Company, and each other Covered Party against which or whom an arbitrable claim may be asserted hereunder, which specifically states that you, the Company, and such Covered Parties intend to modify or revoke this Arbitration Agreement.

6.   Severability. If any one or more provisions of this Arbitration Agreement is found, for any reason, invalid, voidable or unenforceable, in whole or in part, with respect to any claim or class of claims, the finding shall in no way affect any other provision of this Arbitration Agreement or the validity or enforcement of the remainder of this Arbitration Agreement, and

any provision thus affected shall itself be modified only to the extent necessary to bring the provision within the applicable requirements of the law.

7. **Third-Party Beneficiaries**. The parties expressly acknowledge, agree and confirm that each and every Covered Party is an express third-party beneficiary of this Arbitration Agreement, and each such Covered Party shall have and possess all rights and remedies hereunder as if each such Covered Party were an original party hereto.

8. **Electronic Execution and Delivery**. A digital reproduction, portable document format ("pdf") or other reproduction of this Arbitration Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via *DocuSign* or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

9. **Sole and Entire Agreement**. The parties acknowledge that this Arbitration Agreement constitutes the complete agreement of the parties on the subject matter contained herein, and supersedes any prior or contemporaneous oral or written agreement or understanding on the subject matter contained herein.

10. **Consideration.** The parties agree that there is good and valuable consideration for the execution of this Arbitration Agreement, including, but not limited to, the requirement that the agreement to arbitrate all claims is mutual between the parties, and other good and valuable consideration.

SHARKSTOPPER INC.

By:_____

Name: Brian Wynne

Title: Chief Executive Officer

Date:_____

<u>INVESTOR'S ACCEPTANCE</u>

The undersigned Investor acknowledges that it has carefully read and understands the foregoing Arbitration Agreement, that it has received the advice of independent counsel with respect to the foregoing Arbitration Agreement, and that it agrees to be bound by and comply with all of its terms. Investor acknowledges that it has entered into this Arbitration Agreement voluntarily and that it is not relying on any representation, oral or written, as to the effect, enforceability or meaning of this Arbitration Agreement, except as specifically set forth in this Arbitration Agreement. THE UNDERSIGNED INVESTOR UNDERSTANDS AND ACKNOWLEDGES THAT BY SIGNING THIS ARBITRATION AGREEMENT, THE COMPANY AND INVESTOR, AND THE OTHER COVERED PARTIES REFERENCED HEREIN, ARE GIVING UP THE RIGHT TO A JURY TRIAL AND TO A TRIAL IN A COURT OF LAW WITH RESPECT TO ANY ARBITRABLE CLAIM ANY OF THEM MAY HAVE AGAINST THE OTHERS. INVESTOR ALSO UNDERSTANDS AND ACKNOWLEDGES THAT, BY SIGNING THIS ARBITRATION AGREEMENT, **THE COMPANY AND INVESTOR EACH EXPRESSLY WAIVE THE RIGHT TO PURSUE ANY ARBITRABLE CLAIM AGAINST THE OTHER AND AGAINST THE OTHER COVERED PARTIES, THROUGH ANY PURPORTED CLASS OR COLLECTIVE ACTION OR OTHER REPRESENTATIVE ACTION.**

INVESTOR:

By:

Name:

Date:

EXHIBIT A

CHARTER

(See attached)

EXHIBIT B

SCHEDULE OF EXCEPTIONS

EXHIBIT C

CAP TABLE

(See attached)

SHARKSTOPPER INC.

INVESTORS' RIGHTS AGREEMENT

THIS INVESTORS' RIGHTS AGREEMENT (this "**Agreement**") by and among Sharkstopper Inc., a Delaware corporation (the "**Company**"), the persons and entities holding outstanding shares of the Company's FlashSeed Preferred Stock ("**FlashSeed Preferred**") listed on Schedule A attached hereto (the "**FlashSeed Investors**"), and the persons and entities holding outstanding shares of the Company's Flash CF Preferred Stock ("**Flash CF Preferred**") listed on Schedule B attached hereto (the "**Flash CF Investors**" and together with the FlashSeed Investors, each, an "**Investor**" and collectively, the "**Investors**"), is made as of the date set forth on the Company's signature page below.

RECITALS

A.   The Company and each FlashSeed Investor have entered into a FlashSeed Preferred Stock Subscription Agreement dated on or after the date of this Agreement (collectively, the "**FlashSeed Purchase Agreements**"), and it is a condition to the closing of the sale of the FlashSeed Preferred to each FlashSeed Investor that the FlashSeed Investors and the Company execute and deliver this Agreement; and

B.   The Company and each Flash CF Investor have entered into a Flash CF Preferred Stock Subscription Agreement dated on or after the date of this Agreement (collectively, the "**Flash CF Purchase Agreements**", and together with the FlashSeed Purchase Agreements, collectively, the "**Purchase Agreements**"), and it is a condition to the closing of the sale of the Flash CF Preferred to each Flash CF Investor that the Flash CF Investors and the Company execute and deliver this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   **Defined Terms**. As used in this Agreement, the following terms shall have the meanings set forth below:

(a)   "**Board**" means the Board of Directors of the Company.

(b)   "**Commission**" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(c)   "**Common Stock**" means the common stock of the Company.

(d)   "**Conversion Shares**" means, collectively, the FlashSeed Conversion Shares and shares of Common Stock issued upon conversion of the shares of Flash CF Preferred.

(e) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(f) "**Family Members**" means a child, stepchild, grandchild, parent, stepparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of an Investor, and shall include adoptive relationships. For the purposes hereof, "**spousal equivalent**" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(g) "**FlashFunders**" means FlashFunders, Inc.

(h) "**Flash CF Preferred Original Issue Price**" has the meaning set forth in the Restated Certificate.

(i) "**FlashSeed Conversion Shares**" means the shares of Common Stock issued upon conversion of the shares of FlashSeed Preferred.

(j) "**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten public offering of the Common Stock registered under the Securities Act.

(k) "**Liquidation Event**" means the occurrence of any of the following: (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(l) "**Qualified Equity Financing**" means any offer, sale and issuance, in a bona fide equity financing transaction, of capital stock (including Common Stock or preferred stock) of the Company whether now authorized or not, or rights, convertible securities, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, exercisable or convertible into capital stock, in which the price per share of the securities offered in the financing (calculated based on the effective price per share of the Common Stock issuable upon conversion or exercise of any securities other than Common Stock) is at least three (3) times the Original Issue Price.

(m)   "**Restated Certificate**" means the Company's Amended and Restated Certificate of Incorporation, as amended from time to time.

(n)   "**Rule 144**" means Rule 144 as promulgated by the Commission under the Securities Act, as such rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

(o)   "**Securities**" means (i) the Shares, (ii) the Conversion Shares and (iii) (iii) any capital stock issued as a dividend or other distribution with respect to or in exchange for or in replacement of the shares referenced in clauses (i) and (ii) above.

(p)   "**Securities Act**" means the Securities Act of 1933, as amended, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

(q)   "**Shares**" means, collectively, shares of FlashSeed Preferred and Flash CF Preferred.

(r)   "**Significant Holder**" means each FlashSeed Investor who owns at least an aggregate of 50,000 shares of FlashSeed Preferred and FlashSeed Conversion Shares (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits and the like).

(s)   "**Transfer**" or "**Transferred**" means any direct or indirect transfer, sale, assignment, gift, intervivos transfer, pledge, hypothecation, mortgage or other disposition or encumbrance (whether voluntary or involuntary or by operation of law), including derivative or similar transactions or arrangements whereby a portion or all of the economic interest in, or risk of loss or opportunity for gain with respect to, the Securities is transferred or shifted to another person or entity, the offer to make a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

2.   **Significant Holder Right of First Refusal**.

(a)   **Right of First Refusal**. The Company hereby grants to each Significant Holder the right of first refusal to purchase up to such Significant Holder's pro rata portion of New Securities (defined below) which the Company may, from time to time, propose to sell and issue after the date of this Agreement. A Significant Holder's pro rata portion, for purposes of this right of first refusal, is equal to the ratio of (i) the number of shares of Common Stock owned by such Significant Holder immediately prior to the issuance of New Securities (assuming full conversion of the Shares and exercise and/or conversion of all outstanding convertible securities, rights, options and warrants, directly or indirectly, into Common Stock held by such Significant Holder) to (ii) the total number of shares of Common Stock outstanding immediately prior to the issuance of New Securities (assuming full conversion of the Shares and exercise and/or conversion of all outstanding convertible securities, rights, options and warrants, directly or indirectly, into Common Stock).

(b) **Definition of New Securities**. For the purposes hereof, "**New Securities**" means any capital stock (including Common Stock or preferred stock) of the Company whether now authorized or not, and rights, convertible securities, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, exercisable or convertible into capital stock; *provided* that the term "**New Securities**" does not include:

(i) the Shares and the Conversion Shares;

(ii) securities issued or issuable to officers, employees, directors, consultants, placement agents, and other service providers of the Company (or any subsidiary) pursuant to stock grants, option plans, purchase plans, agreements or other employee stock incentive programs or arrangements approved by the Board;

(iii) securities issued pursuant to the conversion and/or exercise of warrants or any other convertible or exercisable securities outstanding as of this date of this Agreement;

(iv) securities issued or issuable as a dividend or distribution on shares of preferred stock of the Company or pursuant to any event for which adjustment is made pursuant to Sections 4(d), 4(e) or 4(f) of Article V of the Restated Certificate (or any successor provisions);

(v) securities offered pursuant to a bona fide, underwritten public offering pursuant to a registration statement filed under the Securities Act;

(vi) securities issued or issuable pursuant to the acquisition of another entity by the Company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided*, that such issuances are approved by the Board;

(vii) securities issued or issuable to banks, equipment lessors or other financial institutions pursuant to a commercial leasing or debt financing transaction approved by the Board;

(viii) securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board; and

(ix) any right, option or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to clauses (i) through (viii) of this Section 2(b).

(c) **Exercise of Right of First Refusal**. In the event the Company proposes to undertake an issuance of New Securities, it shall give each Significant Holder and FlashFunders written notice (which may be via electronic mail or other electronic means of transmission) of such intention, describing the type of New Securities, the purchase price of the New Securities, the other general terms upon which the Company proposes to issue the New Securities and, for Significant Holders, such Significant Holder's pro rata portion of such New

Securities (the "**Company Notice**"). Each Significant Holder shall have ten (10) calendar days after the date the Company Notice is delivered to such Significant Holder (the "**Significant Holder Exercise Period**") to exercise its right of first refusal by delivering written notice thereof to the Company (which may be via email or other electronic means, at the discretion of the Company) (the "**Significant Holder Notice**"). The Significant Holder Notice shall set forth the quantity of New Securities to be purchased by such Significant Holder (which shall not exceed such Significant Holder's pro rata portion of the New Securities set forth in the Company Notice). At the expiration of the Significant Holder Exercise Period, the Company shall promptly notify FlashFunders of any Significant Holder's failure to elect to purchase all such Significant Holder's pro rata portion of such New Securities (the "**FlashFunders Notice**"). FlashFunders shall have ten (10) calendar days after the date the FlashFunders Notice is delivered to FlashFunders (the "**FlashFunders Exercise Period**") to elect to purchase all or any portion of the New Securities for which the Significant Holders were entitled to subscribe but that were not subscribed for by the Significant Holders. FlashFunders shall exercise this purchase right by delivering written notice thereof to the Company (which may be via email or other electronic means, at the discretion of the Company) during the FlashFunders Exercise Period. Such notice shall set forth the quantity of New Securities to be purchased by FlashFunders. FlashFunder's rights under this Section 2 shall be freely assignable by FlashFunders, in whole or in part.

(d)   **Sale of New Securities**. In the event the Significant Holders and FlashFunders fail to exercise fully the right of first refusal within the Significant Holder Exercise Period and FlashFunders Exercise Period, as applicable, the Company shall have one hundred twenty (120) days after the expiration of the FlashFunders Exercise Period to sell the New Securities with respect to which the Significant Holders' and FlashFunders' right of first refusal options set forth in this Section 2 were not exercised, at a price and upon terms no more favorable to the purchasers thereof than specified in the Company Notice. Any New Securities offered or sold by the Company after such one hundred twenty (120) period must be reoffered to the Significant Holders and FlashFunders pursuant to this Section 2.

(e)   **Termination of the Right of First Refusal**. The right of first refusal granted under this Section 2 shall expire upon the first to occur of (and shall not be applicable to the events set forth in clauses (i) or (ii) of this Section 2(e)): (i) a Liquidation Event, (ii) the Initial Public Offering, and (iii) five years after the date of this Agreement. In addition, the right of first refusal set forth in this Section 2 shall terminate with respect to any Significant Holder who fails to purchase, in any transaction subject to this Section 2, all of such Significant Holder's pro rata portion of the New Securities allocated to such Significant Holder pursuant to this Section 2 (and following any such termination, such Significant Holder shall no longer be deemed a "Significant Holder" for any purpose of this Section 2); *provided, however*, that the Company may waive (in its sole discretion) the termination provisions of this sentence with respect to any particular issuance or issuances of New Securities.

3.   **Company Covenants**. The Company hereby covenants and agrees, as follows:

(a)   **Basic Financial Information**. Provided that the Company has prepared financial statements, the Company will, upon request of a Significant Holder, make available to such Significant Holder after the end of each fiscal year of the Company, an unaudited balance

sheet of the Company as at the end of such fiscal year, and unaudited statements of income and cash flows of the Company for such year, prepared in accordance with U.S. generally accepted accounting principles consistently applied. The covenants set forth in this Section 3(a) shall terminate and be of no further force and effect upon the earlier of (i) the closing of the Initial Public Offering and (ii) a Liquidation Event.

(b)   **Confidentiality**. Notwithstanding anything herein to the contrary, no Investor by reason of this Agreement shall have any to access or view any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Significant Holder whom the Company reasonably determines to be a director competitor or an officer, employee, director or holder of more than five percent (5%) of a direct competitor. Each Significant Holder acknowledges that (i) the information received by such Investor pursuant to this Agreement is presumed to be confidential and shall be used only by such Investor for the sole purpose of managing such Investor's investment in the Company, and (ii) such Investor will not reproduce, disclose or disseminate such information to any other person or entity (other than such Investor's employees or agents, if any, having a need to know the contents of such information, and such Investor's attorneys).

4.   **Restrictions on Transfer; Company Right of First Refusal; Drag-Along Right.**

(a)   **Restrictions on Transfer**.

(i)   **Restrictions on Transfer**. No Investor shall Transfer all or any portion of the Securities unless all of the following are satisfied: (A) such Transfer occurs after the one year anniversary of the date that such Investor purchased Shares under such Investor's Purchase Agreement, except for Transfers permitted under Sections 4(a)(ii), (B) such Investor has complied with the provisions of Sections 4(b), except for Transfers permitted under Sections 4(a)(ii); (C) the transferee thereof has agreed in writing for the benefit of the Company to take and hold such Securities subject to, and to be bound by, the terms and conditions set forth in this Agreement, including, without limitation, this Section 4(a) and Sections 4(b), 4(d), 4(e) and 5(b); (D) such Investor shall have given prior written notice (which may be via email or other electronic means, at the discretion of the Company) to the Company of such Investor's intention to make such Transfer and shall have furnished the Company with a detailed description of the manner and circumstances of the proposed Transfer, and, if requested by the Company, such Investor shall have furnished the Company, at its expense, with an opinion of counsel, reasonably satisfactory to the Company; and (E) such Investor and transferee have complied with any other transfer procedures as may be required by the Company's transfer agent.

(ii)   **Permitted Transfers**.

(A)   **Generally**. The provisions of Sections 4(a)(i)(A) and 4(b) shall not apply to: (I) Transfers to the Company; (II) Transfers approved by the Company to persons or entities that are confirmed as "accredited investors" (as defined in Rule 501 promulgated under the Securities Act) by the Company; (III) Transfers as part of an offering registered with the Commission; or (IV) a Transfer without consideration to such Investor's

Family Members, to a Trust controlled by such Investor or to a trust created for the benefit of such Investor or such Investor's Family Members.

(B) **FlashSeed Preferred Permitted Transfers**. In addition to the Transfers set forth in Section 4(a)(ii)(A), the provisions of Sections 4(a)(i)(A) and 4(b) shall not apply to the following Transfers of FlashSeed Preferred: (I) a Transfer not involving a change in beneficial ownership; or (II) a Transfer by any FlashSeed Investor to (1) a parent, subsidiary or other affiliate of such FlashSeed Investor or (2) any of its partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners.

(iii) **Effect of Failure to Comply**. Any Transfer not made in compliance with this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. If any Investor becomes obligated to sell any Securities to the Company pursuant to Section 4(b) and fails to deliver such Securities in accordance with Section 4(b), the Company may, at its option, in addition to all other remedies it may have, send to such Investor the purchase price for such Securities as specified in the Transfer Notice (defined below) and transfer to the name of the Company on the Company's books any certificates, instruments, or book entry representing the Securities to be sold.

(iv) **Legends**. Each certificate (if any) or book-entry notation representing the Securities shall bear the following legend:

> THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

> THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD IN THE EVENT OF A PUBLIC OFFERING, AS SET FORTH IN AN INVESTORS' RIGHTS AGREEMENT, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER OF THESE SECURITIES.

(b) **Company's Right of First Refusal**.

(i)   **Right of First Refusal**. In the event that an Investor proposes to Transfer any Securities to any person, entity or organization (the "**Transferee**"), the Company shall have the right of first refusal set forth in this Section 4(b) with respect to such Securities (the "**Right of First Refusal**"). If an Investor desires to Transfer any Securities, such Investor shall deliver written notice thereof ("**Transfer Notice**") (which may be via email or other electronic means, at the discretion of the Company) to the Company describing fully the proposed Transfer, including the number of Securities proposed to be Transferred (the "**Offered Securities**"), the proposed transfer price, the name and address of the proposed Transferee and proof satisfactory to the Company that the proposed Transfer will not violate any applicable federal or state securities laws. The Transfer Notice shall constitute a binding commitment of such Investor to the Transfer of the Offered Securities. The Company shall have the right to purchase all, but not less than all, of the Offered Securities on the terms described in the Transfer Notice by delivery to such Investor of a notice of exercise of the Right of First Refusal within thirty (30) days after the date when the Transfer Notice was delivered to the Company. The Company's rights under this Section 4(b) shall be freely assignable by the Company, in whole or in part.

(ii)   **Exceptions to the Right of First Refusal**. The Right of First Refusal shall not apply to Transfers described in Section 4(a)(ii).

(iii)   **Termination of the Right of First Refusal**. The Right of First Refusal shall expire upon the first to occur of (and shall not be applicable to): (A) a Liquidation Event and (B) the Initial Public Offering.

(c)   **Rule 144 Reporting**. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Securities to the public without registration, the Company agrees to use its commercially reasonable efforts to:

(i)   make and keep public information regarding the Company available as those terms are understood and defined in Rule 144, at all times from and after ninety (90) days following the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

(ii)   file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

(iii)   so long as any Investor owns any Securities, furnish to such Investor upon written request therefor a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after ninety (90) days following the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as such Investor may reasonably request in availing itself of any rule or regulation of the Commission allowing such Investor to sell any such Securities without registration.

(d)   Market Stand-Off Agreement.   Each Investor hereby agrees that such Investor shall not Transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, of any shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially held by such Investor (collectively, the "**Holder Shares**") (other than those included in the registration described below) during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions), provided that: all officers and directors of the Company and holders of at least five percent (5%) of the Company's voting securities are bound by and have entered into similar agreements. The obligations described in this Section 4(d) shall not apply to a registration relating solely to employee benefit plans on Form S-l or Form S-8 under the Securities Act or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 under the Securities Act or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions with respect to the securities of the Company subject to the foregoing restrictions until the end of such one hundred eighty (180) day (or other) period. Each Investor agrees to execute a market standoff agreement with said underwriters in customary form consistent with the provisions of this Section 4(d).

(e)   Drag-Along Right.

(i)   Drag Along Right. In the event that the Board and the holders of a majority of the shares of voting capital stock of the Company (voting together on an as-converted to Common Stock basis), approve a Liquidation Event or Qualified Equity Financing, then each Investor hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all of such Investor's Holder Shares in favor of, and adopt, such Liquidation Event or Qualified Equity Financing and to execute and deliver all related documentation and take such other action in support of the Liquidation Event or Qualified Equity Financing as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 4(e), including, in the case of a Liquidation Event, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates (if any) duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any Investor to take the actions required by this Section 4(e) shall not apply to a Liquidation Event where the acquirer involved in such Liquidation Event is an affiliate or stockholder of the Company holding more than ten percent (10%) of the voting power of the Company.

(ii)   Exceptions to Drag-Along Right. Notwithstanding the foregoing, no Investor will be required to comply with Section 4(e)(i) in connection with any proposed Liquidation Event (the "**Proposed Sale**") unless:

(A)   such Proposed Sale would result in proceeds to the holders of Shares equal to at least three (3) times the Flash CF Preferred Original Issue Price (calculated on a per Share basis) or the Proposed Sale is otherwise approved by the holders of a majority of

the then outstanding Shares (voting together as a single class on an as-converted to Common Stock basis);

(B) any representations and warranties to be made by such Investor in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to the Holder Shares of such Investor, including, without limitation, representations and warranties that (I) such Investor holds all right, title and interest in and to the Holder Shares such Investor purports to hold, free and clear of all liens and encumbrances, (II) the obligations of such Investor in connection with the Proposed Sale have been duly authorized, if applicable, (III) the documents to be entered into by such Investor have been duly executed by such Investor and delivered to the acquirer and are enforceable against such Investor in accordance with their respective terms and (IV) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the such Investor's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(C) such Investor shall not be liable for the inaccuracy of any representation or warranty made by any other person or entity in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(D) the liability for indemnification, if any, of such Investor in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its stockholders in connection with such Proposed Sale, is several and not joint with any other person or entity (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and except as required to satisfy the liquidation preferences of the Shares, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Investor in connection with such Proposed Sale;

(E) liability shall be limited to such Investor's applicable share (determined based on the respective proceeds payable to each Investor in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Investors but that in no event exceeds the amount of consideration otherwise payable to such Investor in connection with such Proposed Sale, except with respect to claims related to fraud by such Investor, the liability for which need not be limited as to such Investor; and

(F) upon the consummation of the Proposed Sale, (I) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (II) each FlashSeed Investor will receive the same amount of consideration per share of FlashSeed Preferred as is received by other FlashSeed Investors in

respect of their shares of FlashSeed Preferred, (III) each Flash CF Investor will receive the same amount of consideration per share of Flash CF Preferred as is received by other Flash CF Investors in respect of their shares of Flash CF Preferred, (IV) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (V) unless the holders of at least a majority of the Shares (voting as a single class on an as-converted to Common Stock basis) elect to receive a lesser amount, the aggregate consideration receivable by all holders of the preferred stock of the Company and Common Stock shall be allocated among the holders of preferred stock of the Company and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of preferred stock of the Company and the holders of Common Stock are entitled in a deemed liquidation, dissolution or winding up of the Company in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale.

5.   **Remedies**.

(a)   **Covenants of the Company**. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the Investors enjoy the benefits of this Agreement.

(b)   **Irrevocable Proxy and Power of Attorney**. Each Investor hereby constitutes and appoints as the proxy of such Investor and hereby grants a power of attorney to the President of the Company with full power of substitution, with respect to the matters set forth herein, including, without limitation, Sections 4(e) and 6(m), and hereby authorizes the President of the Company to represent and vote, if and only if such Investor (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Investor's Holder Shares in favor of the matters set forth herein, including, without limitation, Sections 4(e) and 6(m), or to take any action necessary to effect the matters set forth in this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Investors in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates pursuant to Section 6(l). Each Investor hereby revokes any and all previous proxies or powers of attorney with respect to the Holder Shares and shall not hereafter, unless and until this Agreement terminates pursuant to Section 6(l), purport to grant any other proxy or power of attorney with respect to any of the Holder Shares, deposit any of the Holder Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Holder Shares, in each case, with respect to any of the matters set forth herein.

(c)   **Specific Enforcement**. Each party hereto acknowledges and agrees that each other party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the applicable parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Investors shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

(d)   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.   Miscellaneous.

(a)   Amendment.   Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by (i) the Company, (ii) the FlashSeed Investors (if any) holding a majority of the Common Stock issued or issuable upon conversion of the shares of FlashSeed Preferred issued pursuant to the Purchase Agreements (excluding any of such shares that have been sold to the public or pursuant to Rule 144), and (iii) the Flash CF Investors (if any) holding a majority of the Common Stock issued or issuable upon conversion of the shares of Flash CF Preferred issued pursuant to the Purchase Agreements (excluding any of such shares that have been sold to the public or pursuant to Rule 144) (the Investors referenced in clauses (ii) and (iii) of this Section 6(a), collectively, the "**Majority Holders**"); *provided, however*, (1) that persons or entities acquiring shares of FlashSeed Preferred after the Initial Closing (as defined in the FlashSeed Purchase Agreements) may become parties to this Agreement, by executing a counterpart of this Agreement without any amendment of this Agreement pursuant to this Section 6(a) or any consent or approval of any other Investor and (2) the consent of the Flash CF Investors shall not be required for any amendment, waiver, discharge or termination if such amendment, waiver, discharge or termination does not apply to the Flash CF Investors. Notwithstanding the foregoing, Sections 2 (except as set forth in Section 2(e)) and 4(a)(ii)(A)(II) may not be amended, waived, discharged or terminated without the written consent of FlashFunders. Any such amendment, waiver, discharge or termination effected in accordance with this Section 6(a) shall be binding upon each Investor and each future holder of all such securities of Investor. Each Investor acknowledges that by the operation of this Section 6(a), the Majority Holders will have the right and power to diminish or eliminate all rights of such Investor under this Agreement.

(b)   Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be sent via electronic mail (or mailed by registered or certified mail, postage prepaid) addressed:

(i)   if to an Investor, at the Investor's electronic mail address (or mailing address) as provided pursuant to the Investor's Purchase Agreement, as may be updated in accordance with the provisions hereof; or

(ii)   if to the Company, to bwynne@sharkstopper.com (or, if by mail, the Company's principal executive offices), Attn: Chief Executive Officer, or at such other address as the Company shall have furnished to the Investors.

With respect to any notice given by the Company under any provision of the Delaware General Corporation Law or the Restated Certificate or the Company's Bylaws, each Investor agrees that such notice may be given by electronic mail.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given at the earlier of its receipt or twenty-four (24) hours

after the same has been sent by electronic mail (or, if sent by mail, at the earlier of its receipt or seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid).

        (c)   **Governing Law**. This Agreement shall be governed in all respects by the internal laws of the State of Delaware, without regard to the conflict of laws principals of such state.

        (d)   **Successors and Assigns**. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by any Investor without the prior written consent of the Company, except that an Investor may assign this Agreement or any of its rights hereunder to any permitted transferee described in Section (4)(a)(ii). Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

        (e)   **Entire Agreement**. This Agreement, including the schedules attached hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral.

        (f)   **Delays or Omissions**. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

        (g)   **Severability**. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

        (h)   **Titles and Subtitles**. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(i) **Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

(j) **Electronic Execution and Delivery**. A digital reproduction, portable document format ("pdf") or other reproduction of this Agreement, or any written notice provided under this Agreement, may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via *DocuSign* or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(k) **Attorneys' Fees**. In the event that any suit or action is instituted under or in relation to this Agreement, including, without limitation, to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

(l) **Termination**. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon the first to occur of: (i) a Liquidation Event (provided that the provisions of Sections 4(e) and 6(m) will continue after the closing of any Liquidation Event to the extent necessary to enforce the provisions of Sections 4(e) or 6(m) with respect to such Liquidation Event), (ii) the Initial Public Offering, and (iii) the written agreement of the Company, the Majority Holders and FlashFunders, as applicable, entered into pursuant to, and in accordance with, Section 6(a).

(m) **Further Assurances**. In connection with this Agreement and the transactions contemplated hereby, each Investor shall execute and deliver any additional documents and instruments and perform any additional acts that the Company reasonably determines to be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

(n) **Third-Party Beneficiary**. The parties hereto acknowledge and agree that FlashFunders is a direct beneficiary with respect to certain provisions of this Agreement and may rely on and enforce each of such provisions as if it were a party hereto. Except as set forth in the preceding sentence, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person or entities, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

(o) **Conflict**. In the event of any conflict between the terms of this Agreement and the Restated Certificate or the Company's Bylaws, the terms of the Restated Certificate or the Company's Bylaws, as the case may be, will control.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Investors' Rights Agreement effective as of the date set forth on the Company's signature page.

INVESTOR:

By:_____

Name:_____

Title (if applicable):_____

Date: _____

IN WITNESS WHEREOF, the parties hereto have executed this Investors' Rights Agreement effective as of the day and year first written below.

SHARKSTOPPER INC.

By:_____

Name: Brian Wynne

Title: Chief Executive Officer

Date: _____

SCHEDULE A

FLASHSEED INVESTORS

SCHEDULE B

FLASH CF INVESTORS

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

SHARKSTOPPER INC.

Sharkstopper Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

A.   The name of the Corporation is Sharkstopper Inc.. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 11, 2016.

B.   This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

C.   The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by Brian Wynne, a duly authorized officer of the Corporation, on _____.

_____
Name: Brian Wynne
Title: Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the Corporation is Sharkstopper Inc. (the "**Corporation**").

ARTICLE II

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "**General Corporation Law**").

ARTICLE III

The address of the Corporation's registered office in the State of Delaware is Harvard Business Services, Inc.. The name of the registered agent at such address is 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958.

ARTICLE IV

The total number of shares of stock that the Corporation shall have authority to issue is 18,000,000, consisting of (a) 14,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (b) 4,000,000 shares of Preferred Stock, $0.00001 par value per share, of which (i) 2,000,000 shares shall be designated "**Flash CF Preferred Stock**" and (ii) 2,000,000 shares shall be designated "**FlashSeed Preferred Stock**".

The Board (as defined below) is authorized to establish from time to time, by resolution or resolutions, the number of shares to be included in each additional wholly unissued series of preferred stock and to fix and alter the rights, preferences, privileges, and restrictions granted to and imposed upon such series of preferred stock, and to fix the designation of any such series of preferred stock. Subject to compliance with applicable protective voting rights that have been or may be granted to preferred stock or any series thereof in any Certificate of Designation or the Corporation's Certificate of Incorporation ("**Protective Provisions**"), but notwithstanding any other rights of preferred stock or any series thereof, the rights, privileges, preferences and restrictions of any such additional series may be subordinated to, *pari passu* with (including, without limitation, inclusion in provisions with respect to liquidation, preferences, redemption and/or approval of matters by vote or written consent), or senior to, any of those of any present or future class or series of preferred stock or Common Stock. Subject to compliance with applicable Protective Provisions, the Board is also authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series prior or subsequent to the original issue of shares of that series.

ARTICLE V

The Common Stock and Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Article V refer to sections of this Article V.

1. Definitions. As used herein, the following definitions shall apply:

(a) "**Board**" means the Board of Directors of the Corporation.

(b) "**Conversion Price**" means the FlashSeed Preferred Conversion Price or the Flash CF Preferred Conversion Price, as applicable.

(c) "**Conversion Rate**" means the FlashSeed Preferred Conversion Rate or the Flash CF Preferred Conversion Rate, as applicable.

(d) "**Distribution**" means the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, and (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder.

(e) "**Flash CF Preferred**" shall mean the Flash CF Preferred Stock.

(f) "**Flash CF Preferred Conversion Price**" means $0.5000 per share of Flash CF Preferred (subject to adjustment from time to time as set forth elsewhere herein).

(g) "**Flash CF Preferred Conversion Rate**" means the number of fully-paid, nonassessable shares of Common Stock into which each share of Flash CF Preferred may be converted pursuant to Section 4 determined by dividing the Flash CF Preferred Original Issue Price by the Flash CF Preferred Conversion Price. Upon any decrease or increase in the Flash CF Preferred Conversion Price, as described in Section 4, the Flash CF Preferred Conversion Rate shall be appropriately increased or decreased.

(h) "**Flash CF Preferred Original Issue Price**" shall mean $0.5000 per share of Flash CF Preferred (subject to adjustment from time to time as set forth elsewhere herein).

(i) "**FlashSeed Preferred**" shall mean the FlashSeed Preferred Stock.

(j) "**FlashSeed Preferred Conversion Price**" means $0.5000 per share of FlashSeed Preferred (subject to adjustment from time to time as set forth elsewhere herein).

(k) "**FlashSeed Preferred Conversion Rate**" means the number of fully paid, nonassessable shares of Common Stock into which each share of FlashSeed Preferred may be converted pursuant to Section 4 determined by dividing the FlashSeed Preferred Original Issue Price by the FlashSeed Preferred Conversion Price. Upon any decrease or increase in the FlashSeed Preferred Conversion Price, as described in Section 4, the FlashSeed Preferred Conversion Rate shall be appropriately increased or decreased.

(l) "**FlashSeed Preferred Original Issue Price**" shall mean $0.5000 per share of FlashSeed Preferred (subject to adjustment from time to time as set forth elsewhere herein).

(m) "**Liquidation Event**" means any of the following: (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital-raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Liquidation Event pursuant to clauses (i) or (ii) of this Section 1(m) may be waived with respect to any series of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

(n) "**Liquidation Preference**" shall mean the applicable Original Issue Price plus any declared and unpaid dividends on such shares.

(o) "**Original Issue Price**" shall mean the FlashSeed Preferred Original Issue Price or the Flash CF Preferred Original Issue Price, as applicable.

(p) "**Preferred Stock**" shall mean, collectively, the FlashSeed Preferred and Flash CF Preferred.

2. <u>Dividend Rights</u>. In the event that dividends are paid on any share of Common Stock (other than dividends on Common Stock payable in additional shares of Common Stock), the Company shall pay a dividend on all outstanding shares of Preferred Stock in a per share amount equal (on an as-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

3. <u>Liquidation Rights</u>

(a) <u>Liquidation Preference</u>. In the event of any Liquidation Event, the holders of Preferred Stock then outstanding shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership of such stock, an amount per share equal to the greater of (i) the applicable Liquidation Preference for such series of Preferred Stock and (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Preference Amoun**t"). If upon a Liquidation Event, the assets of the Corporation legally available for distribution to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this <u>Section 3(a)</u>, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and *pro rata* among the holders of Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this <u>Section 3(a)</u>.

(b) <u>Remaining Assets</u>. In the event of any Liquidation Event, after the payment or setting aside for payment to the holders of Preferred Stock of the full Liquidation Preference Amount, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of Common Stock in proportion to the number of shares of Common Stock held by them.

(c) <u>Valuation of Non-Cash Consideration</u>. If any assets of the Corporation distributed to stockholders in connection with any Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board.

4. <u>Conversion</u>. The holders of Preferred Stock shall have conversion rights as follows:

(a) <u>Right to Convert</u>. Each share of FlashSeed Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the FlashSeed Preferred, into fully paid nonassessable shares of Common Stock at the then-effective FlashSeed Preferred Conversion Rate. The Flash CF Preferred shall have no optional conversion rights pursuant to this <u>Section 4(a)</u> or otherwise.

(b) <u>Automatic Conversion</u>. Each share of Preferred Stock shall automatically be converted into fully paid, non-assessable shares of Common Stock at the then-effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock or (ii) upon

the receipt by the Corporation of a written request or election for such conversion from the holders of a majority of the Preferred Stock then outstanding (voting together as a single class on an as-converted to Common Stock basis), or, if later, the effective date for conversion specified in such request. Each of the events referred to in <u>Section 4(b)</u> is referred to herein as an "**Automatic Conversion Event**".

(c)   <u>Mechanics of Conversion</u>. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then-fair market value of a share of Common Stock as determined by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock that the holder is holding and converting into Common Stock at the time of such conversion and the aggregate number of shares of Common Stock issuable upon such conversion. Before any holder of certificated Preferred Stock (if any) shall be entitled to convert the same into full shares of Common Stock, such holder shall either (i) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (ii) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that such holder elects to convert the same; *provided, however,* that on the date of an Automatic Conversion Event, such outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, *however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event (if such shares are certificated), unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock (if such shares are certificated) shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock (if such shares are certificated) shall not then be actually delivered to such holder.

(d)   <u>Adjustments for Subdivisions or Combinations of Common Stock</u>. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise) into a greater number of shares of Common Stock, the Conversion Price of the Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price of the

Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e)   Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of any series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of such series of Preferred Stock, the Original Issue Price of such series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of any series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of such series of Preferred Stock, the Original Issue Price of such series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)   Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 above, if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders of Preferred Stock would otherwise have been entitled to receive, each holder of Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g)   Notice of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation or its transfer agent, at the Corporation's expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and provide notice to each holder of Preferred Stock setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. Any such notice may be given by electronic communication in accordance with Section 8.

(h)   Notices of Record Date. In the event that the Corporation shall propose at any time:

(i)   to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii)   to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii)   to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a Liquidation Event;

then, in connection with each such event, the Corporation shall send to the holders of the FlashSeed Preferred at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in clauses (ii) and (iii) of this Section 4(h).

(i)   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting

(a)   General. Except as otherwise expressly provided herein or as required by law, the holders of FlashSeed Preferred, the holders of Common Stock, and, subject to Section 5(c), the holders of Flash CF Preferred shall vote together and not as separate classes.

(b)   FlashSeed Preferred. Each holder of FlashSeed Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of FlashSeed Preferred held by such holder could be converted as of the record date. The holders of shares of FlashSeed Preferred shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of FlashSeed Preferred shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of FlashSeed Preferred held by each holder could be converted) shall be disregarded.

(c)   Flash CF Preferred. Except as otherwise expressly provided herein or as required by the General Corporation Law, the Flash CF Preferred shall have no voting rights.

(d)   Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held; *provided, however*, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Corporation's Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Corporation's Certificate of Incorporation or pursuant to the General Corporation Law.

(e)   Adjustment in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by (in addition to any vote of the holders of one or more series

of Preferred Stock that may be required by the terms of the Corporation's Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

6. <u>Reissuance of Preferred Stock</u>. In the event that any shares of Preferred Stock shall be converted pursuant to <u>Section 4</u> or otherwise repurchased by the Corporation, the shares so converted, redeemed or repurchased shall be cancelled and shall not be issuable by the Corporation.

7. <u>Waiver</u>. Except as otherwise expressly set forth herein, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

8. <u>Notices</u>. Any notice required by the provisions of this <u>ARTICLE V</u> to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors which constitute the Board shall be determined in the manner set forth in the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by the General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the General Corporation Law is amended to authorize corporate action further eliminating or

limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2. The Corporation shall have the power to indemnify, to the extent permitted by the General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3. Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE XII

1. Any controversy or claim brought directly, derivatively or in a representative capacity by any present or former stockholder of the Corporation as a present or former stockholder, whether against the Corporation, in the name of the Corporation or otherwise, arising out of or relating to any acts or omissions of the Corporation or any of its officers, directors, agents, affiliates, associates, employees or controlling persons (including, without limitation, any controversy or claim relating to a purchase or sale of securities of the Corporation), shall be settled by arbitration under the Federal Arbitration Act filed with JAMS, Inc. ("**JAMS**") and in accordance with the JAMS Comprehensive Arbitration Rules & Procedures, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction. Any controversy or claim brought by the Corporation against any present or former stockholder of the Corporation in his, her or its capacity as a present or former stockholder shall also be settled by arbitration under the Federal Arbitration Act filed with JAMS and in accordance with the JAMS Comprehensive Arbitration Rules & Procedures, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. In the arbitration proceedings, the parties shall be entitled to all remedies that would be available in the absence of this ARTICLE XII and the arbitrator(s), in rendering their decision, shall follow the substantive laws that would otherwise be applicable and shall state the basis of

their decision. The arbitrator(s) shall issue a written opinion that includes the factual and legal basis for any decision and award, unless the parties agree otherwise. This ARTICLE XII shall apply, without limitation, to an action arising under any federal or state securities law.

2. The arbitration of any dispute pursuant to this ARTICLE XII shall be held the County in which the Corporation's principal executive offices are located.

3. NO CONTROVERSY OR CLAIM SUBJECT TO ARBITRATION UNDER THIS ARTICLE XII MAY BE BROUGHT IN A REPRESENTATIVE CAPACITY ON BEHALF OF A CLASS OF STOCKHOLDERS OR FORMER STOCKHOLDERS.

4. Any party, upon submitting a matter to arbitration as required by this ARTICLE XII, may seek a temporary restraining order or preliminary injunction on an individual basis from a court of competent jurisdiction pending the outcome of the arbitration. Notwithstanding the foregoing, this ARTICLE XII shall not apply to any claims to the extent prohibited by law from being arbitrated.

5. The parties to any proceeding may agree not to arbitrate all or part of any controversy or claim, on the selection of arbitrator(s), and the location and procedures applicable to any proceeding.

6. This ARTICLE XII is intended to benefit the officers, directors, agents, affiliates, associates, employees and controlling persons of the Corporation, each of whom shall be deemed to be a third-party beneficiary of this ARTICLE XII, and each of whom may enforce this ARTICLE XII to the full extent that the Corporation could do so if a controversy or claim were brought against it.

7. If any provision or provisions of this ARTICLE XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this ARTICLE XII (including, without limitation, each portion of any sentence of this ARTICLE XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XIII

Notwithstanding anything to the contrary in the Bylaws of the Corporation, the following shall apply with respect to the shares of the Corporation:

1. Stock Certificates. The shares of stock of the Corporation may be represented by certificates; *provided that*, the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Any such resolution shall not apply to shares then-represented by a certificate until such certificate is surrendered to the Corporation. The certificates for shares of stock shall be in such form as the Board may from time to time prescribe. To the extent shares are represented by a certificate, the certificate of stock shall be signed by such officer or officers of the Corporation as may be

permitted by law to sign (which signatures may be facsimiles), and shall be countersigned and registered in such manner, all as the Board may by resolution prescribe. In case any officer or officers who shall have signed or whose facsimile signature or signatures has been placed on a certificate shall cease to be such officer or officers of the Corporation, whether because of death, resignation, removal or otherwise, before such certificate or certificates shall have been issued by the Corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer or officers of the Corporation.

2. <u>Book-Entry Shares</u>. Shares of the Corporation's stock may also be evidenced by registration in the holder's name in uncertificated, book-entry form on the books of the Corporation or through a depositary (such as The Depository Trust Company). Except as otherwise expressly provided by applicable law, the rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical.

3. <u>Transfer Agents; Registrars</u>. The Board may, in its discretion, appoint responsible banks or trust companies or other entities to act as transfer agents or registrars of the stock of the Corporation. Any such bank, trust company or other entity appointed to act as transfer agent or registrar of the stock of the Corporation shall transfer stock of the Corporation in accordance with its customary transfer procedures and in accordance with applicable laws and regulations.

4. <u>Lost Certificates</u>. No uncertificated shares or no certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of such loss, theft or destruction and upon delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board in its discretion may require.

5. <u>Additional Rules and Regulations</u>. The Board may make such additional rules and regulations as it may deem expedient, and not inconsistent with the Corporation's Certificate of Incorporation, concerning the issue, transfer and registration of certificated or uncertificated shares of stock of the Corporation. All references to stock or shares in the Corporation's Certificate of Incorporation or the Bylaws of the Corporation shall refer to either stock or shares represented by certificates or uncertificated stock, and no such reference shall be construed to require certificated shares or to grant additional or different rights or obligations as between the holders of certificated and uncertificated stock of the Corporation.

INVESTOR ACKNOWLEDGEMENT

The undersigned (the "**Investor**") desires to participate in an offering of equity securities being conducted through the FlashFunders™ online platform located at www.flashfunders.com (the "**Platform**") operated by FlashFunders, Inc. (collectively, with its subsidiaries and affiliates, "**FlashFunders**"). All capitalized terms not expressly defined in this Investor Acknowledgement shall have the respective meanings ascribed to them in the Terms of Use located on the Platform (as amended or supplemented from time to time, the "**Terms of Use**"). As a material inducement to FlashFunders to allow the Investor to participate in the Offering, the Investor hereby agrees as follows:

1. **Defined Terms**. As used herein, the following terms have the following meanings:

    (a) "**Flash CF Offering**" means an Offering being conducted pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding.

    (b) "**Offering Statement**" means a Form C: Offering Statement for the Flash CF Offering.

    (c) "**Regulation Crowdfunding**" means the rules and regulations promulgated under Section 4(a)(6) of the Securities Act.

2. **Representations, Warranties and Covenants**. With respect to the Offering, the Investor hereby acknowledges and agrees that:

    (a) **Terms of Use**. The Investor has read through and agrees to the Terms of Use (including, without limitation, the manner in which FlashFunders is compensated in connection with the Offering). The Investor understands that by using the Platform, the Investor is providing electronic consent to the Terms of Use.

    (b) **Review of Materials**. The Investor has carefully and thoroughly reviewed, and understands, the terms of the Offering and the related investment documents (including, if applicable, the Offering Statement).

    (c) **Investor Information**. All information provided by Investor through the Platform (including, without limitation, with respect to any Flash CF Offering, Investor's (and Investor's spouse if applicable) annual income, net worth and prior Regulation Crowdfunding investment activity) is complete, accurate and true in all respects. In the event that the annual income or net worth of Investor's spouse was included in the annual income or net worth provided by Investor in connection with a Flash CF Offering, Investor hereby represents and warrants that Investor's and Investor's spouse's aggregate Regulation Crowdfunding investment activity does not exceed the investment limits set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) **Reliance**. FlashFunders is entitled to rely on all representations and warranties of the Investor made in any investment documents or otherwise provided in connection with the Offering.

(e) **Own Advisors; Diligence**. The Investor has been advised to, and has, consulted with the Investor's own legal, financial and tax advisors in connection with making a determination to invest in the Offering. The Investor has performed the Investor's own due diligence on the Issuer and the Offering, and has had an opportunity to ask questions and receive information from the Issuer regarding its business and the Offering.

(f) **No Endorsement**. Unless specifically stated otherwise, FlashFunders does not recommend or endorse the Issuer or the Offering.

(g) **Educational Materials; Investment Risk**. The Investor has reviewed the educational materials posted on the Platform and understands that the entire amount of the Investor's investment may be lost. The Investor is in a financial condition to bear the loss of such investment.

(h) **No Assurances; Termination of Offering**. FlashFunders can make no assurance that any Offering will be successful or that the Issuer will receive any minimum or target investment in such Offering. Furthermore, FlashFunders has the right, without any liability to the Investor, to deny the Investor access to the Platform or terminate any Offering at any time and for any or no reason.

(i) **Promoters**. Any person (i) who promotes an Issuer's Flash CF Offering for compensation, whether past or prospective, or (ii) who is a founder or an employee of an Issuer that engages in promotional activities on behalf of the Issuer on the Platform in connection with a Flash CF Offering, must clearly disclose in all communications on the Platform, respectively, the receipt of the compensation and that he, she or it is engaging in promotional activities on behalf of the Issuer.

(j) **Electronic Delivery**. The Investor hereby agrees to the use of electronic communication in order to enter into contracts, place orders and create other records and to the electronic delivery of notices, policies and records of transactions initiated or completed in connection with the Offering.

3. **ACH Authorization**. The Investor authorizes FundAmerica Securities, LLC ("**FundAmerica**"), its agents or assignees, to electronically debit Automated Clearing House ("**ACH**") transactions out of the Investor's bank account that the Investor provided to FlashFunders through the Platform for the Investor's investment commitment. The Investor understands that because this is an electronic transaction, these funds will be withdrawn from the Investor's account on or after the date of the Investor's signature to this Investor Acknowledgement. The Investor will not dispute FundAmerica debiting the Investor's bank account, so long as the transaction corresponds to the terms in the Offering and the related investment documents. If a return payment is required under the terms of the Offering and the related investment documents, the Investor hereby authorizes FundAmerica to make a one-time

payment to the Investor by wire or ACH credit in the amount of the return payment. The Investor understands that ACH is only available if approved by FundAmerica and can be made to a United States bank only. If return payment is made by ACH, the Investor acknowledges that the origination of ACH transactions to the Investor's account must comply with United States law. The Investor further agrees that if the Investor's ACH or wire information changes between the date of the Investor's signature of this Investor Acknowledgement and the date of return payment, the Investor is responsible for updating such information no later than five days prior to the return payment date. The Investor further acknowledges and agrees that if an ACH attempt is unsuccessful for any reason, FundAmerica will make such return payment by wire.

4.   **Indemnification**.   The Investor agrees to indemnify, hold harmless and defend the Indemnified Parties at the Investor's expense, against any and all claims, actions, proceedings, and suits and all related liabilities, damages, settlements, penalties, fines, costs and expenses and costs and expenses of investigations (including, without limitation, reasonable attorneys' fees and other dispute resolution expenses) incurred by any Indemnified Party arising out of or relating to the Investor's breach of any representation, warranty or covenant, or any of its obligations, under this Investor Acknowledgement or any of the offering documents.

5.   **Incorporation by Reference**. The Terms of Use (including, without limitation, Sections 19 (Disclaimer of Warranties), 20 (Limitation of Liability; Sole and Exclusive Remedy), 22 (Dispute Resolution and Governing Law) and 23 (Binding Arbitration)) are hereby incorporated into this Investor Acknowledgement by this reference.

6.   **Conflict**. In the event of any conflict between this Investor Acknowledgement and the Terms of Use, this Investor Acknowledgement shall govern.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Investor has executed this Investor Acknowledgement as of the day and year set forth below.

INVESTOR:

By:_____

Name:_____

Title (if applicable):_____

Date:_____

IN WITNESS WHEREOF, FlashFunders has executed this Investor Acknowledgement as of the day and year set forth below.

ACKNOWLEDGED AND ACCEPTED:

FLASHFUNDERS, INC.

By:

Name: Vincent Bradley

Title: CEO

Date: